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                             October 19, 2022

       Kimo Akiona
       Chief Financial Officer
       PlayAGS, Inc.
       6775 S. Edmond St., Suite 300
       Las Vegas , NV 89118

                                                        Re: PlayAGS, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 10,
2022
                                                            File No. 001-38357

       Dear Kimo Akiona:

              We have reviewed your September 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2022 letter.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Financial Statements
       Note 12 - Commitments and Contingencies, page 97

   1. We understand from your response to prior comment two that you have not recognized a loss for additional
taxes due, based on an audit by the Alabama Department of Revenue, because you had secured
relief of similar audit findings in Oklahoma, although you
                                                        have not undertaken any
actions to reverse, overturn, or invalidate the audit results.

                                                        Tell us how you have
assessed the validity of the audit findings, in terms of being under any compulsion to
conform your tax computations and to remit payment, in determining that the audit results
were not evidence of a liability, particularly in the absence of initiating an appeal.
Also describe any incremental or change in circumstances under
 Kimo Akiona
PlayAGS, Inc.
October 19, 2022
Page 2
         which you would consider the evidence sufficient to recognize a liability and to begin accruing taxes based on the audit results for accounting purposes.

         Given your disclosure that participation revenue and licensing fees are being viewed as taxable lease rental payments, unless you believe that the transaction underlying the additional tax assessment was unique and non-recurring, we continue to believe that you should quantify the taxes that would be payable on similar transactions for each period covered by your annual and subsequent interim reports, based on this view.
      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Branch Chief, at (202) 551-3686 if you have any questions.



FirstName LastNameKimo Akiona                                 Sincerely,
Comapany NamePlayAGS, Inc.
                                                              Division of
Corporation Finance
October 19, 2022 Page 2                                       Office of Energy
& Transportation
FirstName LastName